Platinum Group Metals Ltd.
(Exploration and Development Stage Company)

Consolidated Financial Statements (unaudited)
For the quarter ended November 30, 2011

Filed: January 25, 2012

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Financial Position
(Unaudited)
(expressed in Canadian dollars)	Nov 30, 2011	Aug. 31, 2011	Sept 1, 2010
		(Note 14)	(Note 14)
ASSETS
Current
Cash and cash equivalents	$53,090,619	$64,118,931	$2,366,136
Amounts receivable (Note 4 (a))	2,953,982	1,845,113	1,270,548
Prepaid expenses and other assets (Note 4 (b))	224,336	109,595	69,382
Total current assets	56,268,937	66,073,639	3,706,066
Restricted cash (Note 5 (a (iii)))	41,990,822	47,719,829	160,376
Prepaid expenses and other assets (Note 4 (b))	100,770	2,598,273	-
Assets held for sale (Note 7)	873,936	972,819	1,004,852
Performance bonds (Note 5 (a (iv)))	1,940,714	2,161,698	-
Exploration and evaluation assets (Note 6)	10,640,520	10,728,034	9,568,023
Property, plant and equipment (Note 5)	145,568,395	150,532,791	111,955,417
Total assets	$257,384,094	$280,787,083	$126,394,734

LIABILITIES
Current
Accounts payable and accrued liabilities	$6,090,663	$5,982,055	$2,270,008
Total current liabilities	6,090,663	5,982,055	2,270,008

Deferred income taxes	11,599,086	12,911,493	15,485,932
Asset retirement obligation (Note 8)	579,769	645,369	-
Total liabilities	18,269,518	19,538,917	17,755,940

SHAREHOLDERS' EQUITY

Share capital (Note 9)	256,312,632	256,312,632	91,794,123
Other reserves (Note 5 (a (iii)))	(21,015,603)	(20,221,500)	-
Contributed surplus	16,838,249	13,816,233	10,929,202
Accumulated other comprehensive income	(26,292,211)	(6,449,734)	-
Deficit	(19,446,293)	(14,126,263)	(5,234,013)
Total shareholders' equity attributable to shareholders of the Company	206,396,774	229,331,368	97,489,312
Non-controlling interest (Note 5(a (ii)))	32,717,802	31,916,798	11,149,482
Total Shareholders'equity	239,114,576	261,248,166	108,638,794
Total liabilities and shareholders' equity	$257,384,094	$280,787,083	$126,394,734

CONTINGENCIES AND COMMITMENTS (NOTE 11)
SUBSEQUENT EVENTS (NOTE 15)

Approved by the Board of Directors and authorized for issue on January 19, 2012

"Iain McLean"
Iain McLean, Director

"Eric Carlson"
Eric Carlson, Director

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(Unaudited)
(expressed in Canadian dollars)

	Three Months	Three Months
	Ended	Ended
	November 30, 2011	November 30, 2010
		(Note 14)
EXPENSES
General and administrative	$1,310,748	$1,244,750
Foreign exchange loss (gain)	3,175,254	(189,252)
Stock compensation expense	1,910,219	3,519,948
	(6,396,221)	(4,575,446)
Finance income	1,083,092	164,937
Loss for the period before income tax	(5,313,129)	(4,410,509)
Future income tax recovery	-	75,300
Loss for the period	(5,313,129)	(4,335,209)
Income attributable to non-controlling interest	6,901	-
Loss attributable to the shareholders of
Platinum Group Metals Ltd.	$(5,320,030)	$(4,335,209)

Other comprehensive (loss) income
Foreign currency translation adjustment	(19,842,478)	349,085
Comprehensive loss for the period	$(25,162,508)	$(3,986,124)

Basic loss per common share	$(0.03)	$(0.03)
Diluted loss per common share	$(0.03)	$(0.03)
Weighted-average number of common shares outstanding - Basic	177,584,542	125,935,299
Weighted-average number of common shares outstanding - Diluted	177,584,542	125,935,299

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statement of Changes in Equity
(expressed in Canadian dollars)
(Unaudited)

	Common shares					Accumulated
	without par value					other
			Contributed	Non-controlling	Other	comprehensive
	Shares	Amount	surplus	interest	reserves	income	Deficit	Total
Balance, September 1, 2010 (Note 14)	93,964,792	$91,794,123	$10,929,202	$11,149,482	$-	$-	$(5,234,013)	$108,638,794
Issuance of common shares for cash	70,150,000	135,365,649	-	-	-	-	-	135,365,649
Issued on exercise of stock options	110,000	218,422	(44,422)	-	-	-	-	174,000
Issued on exercise of w arrants	4,416,900	9,592,887	(1,863,311)	-	-	-	-	7,729,576
Stock based compensation	-	-	3,708,348	-	-	-	-	3,708,348
Income attributable to non-controlling interest	-	-	-	301,143	-	-	-	301,143
Translation difference	-	-	-	-	-	349,085	-	349,085
Net loss	-	-	-	-	-	-	(4,335,209)	(4,335,209)
Balance, November 30, 2010 (Note 14)	168,641,692	236,971,081	12,729,817	11,450,625	-	349,085	(9,569,221)	251,931,387
Issued on exercise of stock options	826,500	1,713,979	(423,699)	-	-	-	-	1,290,280
Issued on exercise of w arrants	8,116,350	17,627,572	(3,423,962)	-	-	-	-	14,203,610
Stock based compensation	-	-	4,934,077	-		-	-	4,934,077
Equity attributable to non-controlling interest	-	-	-	20,221,500	(20,221,500)	-	-	-
Income attributable to non-controlling interest	-	-	-	244,673	-	-	-	244,673
Translation difference	-	-	-	-	-	(6,798,819)	-	(6,798,819)
Net loss	-	-	-	-	-	-	(4,557,042)	(4,557,042)
Balance, August 31, 2011 (Note 14)	177,584,542	256,312,632	13,816,233	31,916,798	(20,221,500)	(6,449,734)	(14,126,263)	261,248,166
Stock based compensation	-	-	3,022,016	-		-	-	3,022,016
Equity attributable to non-controlling interest	-	-	-	794,103	(794,103)	-	-	-
Income attributable to non-controlling interest	-	-	-	6,901		-	-	6,901
Translation difference	-	-	-	-		(19,842,477)	-	(19,842,477)
Net loss	-	-	-	-		-	(5,320,030)	(5,320,030)
Balance, November 30, 2011	177,584,542	$256,312,632	$16,838,249	$32,717,802	$(21,015,603)	$(26,292,211)	$(19,446,293)	239,114,576

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
(expressed in Canadian dollars)

	Three Months	Three Months
	Ended	Ended
	Nov. 30, 2011	Nov. 30, 2010
OPERATING ACTIVITIES		(Note 14)
Loss for the period	$(5,320,030)	$(4,335,209)
Add items not affecting cash:
Amortization	98,468	20,436
Future income tax recovery	-	(75,300)
Foreign exchange loss (gain)	3,175,254	(189,252)
Non-cash stock compensation expense	1,910,219	3,519,948
Net change in non-cash working
capital (Note 12)	1,696,689	697,823
	1,560,600	(361,554)

FINANCING ACTIVITIES
Issuance of common shares	-	143,269,225
	-	143,269,225

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(8,018,624)	(781,441)
Exploration expenditures, net of recoveries	(554,980)	(75,737)
South African VAT receivable	(964,693)	-
Performance bonds	1,255	-
Investment in Mnombo (Note 6)	(75,300)	-
Restricted cash	878,459	-
	(8,733,883)	(857,178)
Net (decrease) increase in cash and cash equivalents	(7,173,283)	142,050,493
Effect of foreign exchange on cash and cash equivalents	(3,855,029)	105,143
Cash and cash equivalents, beginning of year	64,118,931	2,366,136
Cash and cash equivalents, end of period	$53,090,619	$144,521,772

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the three months November 30, 2011

1.	NATURE OF OPERATIONS

Platinum Group Metals Ltd. (the “Company”) is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company’s shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE- Amex in the United States. The Company’s address is Suite 328-550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in Canada and the Republic of South Africa.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The Canadian Accounting Standards Board (“AcSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian generally accepted accounting principles (“Canadian GAAP”) for publicly accountable enterprises for financial periods beginning on or after January 1, 2011. The Company has adopted IFRS as at September 1, 2011 with a transition date of September 1, 2010.

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, and IFRS 1. Subject to certain transition elections disclosed in note 13, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at September 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 13 discloses the impact of the transition to IFRS on the company's reported financial position and financial performance, including the nature and effect of significant changes in accounting policies from those used in the company's consolidated financial statements for the year ended August 31, 2011. Comparative figures for 2011 in these financial statements have been restated to give effect to these changes.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as of January 19, 2012, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the company's annual consolidated financial statements for the year ending August 31, 2012 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on changeover to IFRS.

The condensed consolidated interim financial statements should be read in conjunction with the company's Canadian GAAP annual financial statements for the year ended August 31, 2011.

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit or loss which are stated at their fair value. In addition these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates in previous annual periods.

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. The Company’s subsidiaries are as follows:

Platinum Group Metals (RSA) (Pty) Ltd. - Johannesburg, RSA (100% ownership) Maseve Investments 11 (Pty) Ltd. - Johannesburg, RSA (74% ownership)

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the three months ended November 30, 2011

Wesplats Holdings (Pty) Limited - Johannesburg, RSA (100% ownership) Platinum Group Metals (Barbados) Ltd., Barbados (100% ownership)

All significant inter-company transactions and balances have been eliminated upon consolidation.

3.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these condensed consolidated financial statements are set out below.

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term deposits, which are readily convertible to cash and have original maturities of 90 days or less.

Exploration and Evaluation Assets

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:

  acquiring the rights to explore;

  researching and analyzing historical exploration data;

  gathering exploration data through topographical, geochemical and geophysical studies;

  exploratory drilling, trenching and sampling;

  determining and examining the volume and grade of the resource;

  surveying transportation and infrastructure requirements; and

  compiling pre-feasibility and feasibility studies.

General exploration costs are expensed in the period incurred. Exploration and evaluation expenditures on identifiable properties are capitalised. Capitalized costs are all considered to be tangible assets as they form part of the underlying mineral property and are recorded within ‘exploration and development expenditure’, a separate component of property, plant and equipment, at cost less impairment charges, if applicable. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

Capitalized exploration and evaluation expenditure is reviewed for impairment when facts or circumstances suggest that the carrying amount may exceed its recoverable amount. Impairment is normally assessed at the level of cash generating units, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets, which typically is an individual mineral property.

Asset retirement obligations

Provisions for asset retirement obligations are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs. The provision is discounted using a risk-free pre-tax rate, and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is capitalized and is depreciated over the future life of the asset to which it relates. The provision is adjusted on an annual basis for changes in cost estimates, discount rates and operating lives.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the three months ended November 30, 2011

Income taxes

Deferred tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred tax is determined using tax rates and tax laws that are enacted or substantively enacted at the date of the statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets and liabilities are not recognized if the temporary difference arises in a transaction other than a business combination that at the time of the transaction affects neither the taxable nor the accounting profit or loss.

Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and amended to the extent that it is no longer probable that the related tax benefit will be realised. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Earnings (loss) per common share

Basic earnings (loss) per common share are calculated using the weighted average number of common shares outstanding.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, the associated borrowing costs.

Where an item of property, plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment.

Costs incurred for new construction, mine development, and major overhaul of existing equipment are capitalized as property, plant and equipment on the balance sheet and are subject to depreciation once they are put into use. The costs of routine maintenance and repairs are expensed as incurred.

Once a mining project has been established as commercially viable, expenditure other than on land, buildings, plant and equipment is capitalised as part of ‘development costs’ together with any amount transferred from ‘development properties’.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the three months ended November 30, 2011

Property, plant and equipment are recorded at cost and are amortized over the following periods:

Building	20 years
Mining Equipment	2 – 22 years
Vehicles	3 -5 years
Computer equipment and software	3 –5 years
Furniture and fixtures	5 years

Translation of foreign currencies

Functional and presentation currency

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”).

Platinum Group Metals Limited.	Canadian dollars
Platinum Group Metals (RSA) (Pty) Ltd.	South African Rand
Maseve Investments 11 (Pty) Ltd.	South African Rand
Wesplats Holdings (Pty) Limited	South African Rand
Platinum Group Metals (Barbados) Ltd.	United States dollars

The consolidated financial statements are presented in Canadian dollars.

Transactions and balances

Foreign currency transactions are translated into the relevant entity’s functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Subsidiaries

The results and financial position of subsidiaries that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

  Assets and liabilities are translated at the closing rate at the reporting date;

  Income and expenses for each income statement are translated at average exchange rates for the period; and

  All resulting exchange differences are recognized as other comprehensive income as cumulative translation adjustments.

When a foreign operation is sold, such exchange differences are recognized in the income statement to the extent of the portion sold as part of the gain or loss on sale.

Stock-based compensation

The fair values for all stock-based awards are estimated using the Black-Scholes model and recorded in operations over the period of vesting. The compensation cost related to stock options granted is recorded in operations or capitalized to mineral properties, as applicable.

Cash received on exercise of stock options is credited to share capital and the amount previously recognized in the share based payment reserve is reclassified to share capital.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the three months ended November 30, 2011

Financial instruments

(i) Financial assets and liabilities

The Company classifies its current financial instruments as loans and receivables. The classification depends on the purpose for which the financial assets or liabilities were obtained. Management determines the classification of financial assets and liabilities at initial recognition.

Loans and receivables - Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

Other financial liabilities - Other financial liabilities are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the initial cost and the redemption value is recognized in the income statement over the period to maturity using the effective interest method.

(ii) Fair value of financial instruments

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer’s specific circumstances.

(iii) Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. An evaluation is made as to whether a decline in fair value is ‘significant’ or ‘prolonged’ based on indicators such as significant adverse changes in the market, economic or legal environment. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(iv) Derecognition of financial assets and liabilities

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. Gains and losses on derecognition are recognized within other income and finance costs respectively.

Future accounting changes

Unless otherwise noted, the following revised standards and amendments are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The company has not yet assessed the impact of these standards and amendments or determined whether it will early adopt them.

IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the three months ended November 30, 2011

IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

There have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

IAS 1, Presentation of Financial Statements, has been amended to require entities to separate items presented in OCI into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted.

IFRS 7, Financial Instruments: Disclosures, has been amended to include additional disclosure requirements in the reporting of transfer transactions and risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitization of financial assets. The amendment is applicable for annual periods beginning on or after July 1, 2011, with earlier application permitted.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the three months ended November 30, 2011

4.	AMOUNTS RECEIVABLE AND PREPAIDS

a) Amounts receivable

	Nov. 30, 2011	Aug. 31, 2011	Sept. 1, 2010
South African value added tax ("VAT")	$2,135,672	$1,170,979	$444,736
Interest receivable	103,819	115,646	1,570
Sundown Ranch receivable	50,200	87,023	-
Expenditures advances	-	344,360	8,486
Goods and services tax	199,908	79,828	126,803
Due from related parties (Note 10 (d) and (e))	464,384	47,278	36,089
Receivable from sale of assets	-	-	652,864
Total accounts receivable	$2,953,982	$1,845,113	$1,270,548

b) Prepaid expenses and other assets

	Nov. 30, 2011	Aug. 31, 2011	Sept 1, 2010
Current
Insurance premiums	$206,279	$86,705	$50,491
Miscellaneous	18,057	22,890	18,891
Total current prepaids	224,336	109,595	69,382
Non-current
Investment in Mnombo	75,300	-	-
Project 1 - Contractor advances	25,470	2,598,273	-
Total non-current prepaids	100,770	2,598,273	-

Total all prepaids	$325,106	$2,707,868	$69,382

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the three months November 30, 2011

5.	PROPERTY, PLANT AND EQUIPMENT

		Construction
	Development	work-in-			Office	Mining
	assets	progress	Land	Buildings	Equipment	Equipment	Total
Cost
Balance as at September 1, 2010	$91,691,706	$-	$15,532,404	$4,487,114	$712,167	$166,953	$112,590,344
Additions	37,012,146	3,431,534	-	-	458,220	1,650,288	42,552,188
Disposals	-	-	-	(5,599)	(271,983)	-	(277,582)
Foreign exchange movement	(2,924,305)	-	(495,143)	(143,040)	(15,297)	(5,098)	(3,582,883)
Balance as at August 31, 2011	125,779,547	3,431,534	15,037,261	4,338,475	883,107	1,812,143	151,282,067
Additions	7,770,275	1,657,062	19,201	142,668	35,723	489,070	10,113,998
Disposal	-	-	-	-	-	(1,552)	(1,552)
Foreign exchange movement	(12,447,081)	(348,803)	(1,528,484)	(440,990)	(31,332)	(184,198)	(14,980,888)
Balance November 30, 2011	$121,102,741	$4,739,792	$13,527,978	$4,040,152	$887,498	$2,115,464	$146,413,625

Accumulated Depreciation
Balance as at September 1, 2010	$-	$-	$-	$16,235	$566,933	$51,759	$634,927
Additions	-	-	-	20,487	193,294	45,488	259,268
Disposals	-	-	-	(2,775)	(128,180)	-	(130,955)
Foreign exchange movement	-			(519)	(11,969)	(1,479)	(13,965)
Balance as at August 31, 2011	$-	$-	$-	$33,428	$620,078	$95,768	$749,275
Additions	-	-	-	51,248	46,425	45,812	143,486
Foreign exchange movement	-	-	-	(3,398)	(34,979)	(9,154)	(47,531)
Balance November 30, 2011	$-	$-	$-	$81,278	$631,524	$132,425	$845,230

Net book value, September 1, 2010	$91,691,706	$-	$15,532,404	$4,470,879	$145,234	$115 ,194	$111,955,417
Net book value, August 31, 2011	$125,779,547	$3,431,534	$15,037,261	$4,305,047	$263,029	$1,716,375	$150,532,791
Net book value, November 30, 2011	$121,102,741	$4,739,792	$13,527,978	$3,958,874	$255,973	$1,983,038	$145,568,395

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the three months November 30, 2011

In August 2010 the Company purchased surface rights covering 1,713 hectares overlaying the area of Project 1, including accommodation facilities, for R 130.0 million ($18.80 million). This purchase has been recorded as property, plant and equipment in the land and building classes.

a) Projects 1 & 3

On transition to IFRS, Project 1 of the WBJV was re-classified as Property, Plant and Equipment under IAS 16 Property, Plant and Equipment (PPE). However, Project 3 is classified as Exploration and Evaluation; therefore the costs incurred for Project 3 are included under Exploration and Evaluation (Note 6.)

i.	Initial Joint Venture Agreement – October 26, 2004

On October 26, 2004 the Company entered into the WBJV with a subsidiary of Anglo Platinum Limited (“Anglo”) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”) to pursue platinum exploration and development on combined mineral rights that would eventually cover approximately 72 square kilometres on the Western Bushveld Complex of South Africa. The Company and Anglo Platinum each held a 37% working interest in the WBJV, while Africa Wide held a 26% working interest. The area of the WBJV was comprised of three functional areas described as Project 1 (100% WBJV), Project 2 (50% WBJV: 50% Wesizwe Platinum Ltd. (“Wesizwe”)) and Project 3 (100% WBJV). In April 2007 the shareholders of Africa Wide sold 100% of their company to Wesizwe.

The Company published a Feasibility Study for Project 1 of the WBJV in July 2008 and later an Updated Feasibility Study in October 2009. Based on the WBJV resource estimate contained in the July 2008 Feasibility Study, in accordance with the requirements of the original WBJV agreement, each party was allocated an equalization amount due or payable based upon their contribution of measured, indicated, and inferred ounces of combined platinum, palladium, rhodium and gold (“4E”) from their contributed properties. On April 22, 2010 the Company paid an equalization amount due to Anglo in the amount of $ 24.83 million (R 186.26 million).

ii.	Reorganization – April 22, 2010

Also on April 22, 2010, the partners of the WBJV completed a transaction announced in August 2008 dissolving the WBJV and reorganizing its underlying assets (“Consolidation Transaction.”) Wesizwe acquired all of Anglo’s mineral interests underlying the WBJV, retained Anglo’s interests in Project 2, and then transferred all of Anglo’s interests underlying Projects 1 and 3 into the project operating company, Maseve. The Company transferred its interests in the mineral rights underlying Projects 1 and 3 into Maseve, and rescinded its interests in Project 2 to Wesizwe. As a result Wesizwe obtained 100% of Project 2 and Maseve obtained 100% of Projects 1 and 3.

The sale of the Company’s 18.5% interest in Project 2 was recorded at an estimated fair value of $65.42 million on April 22, 2010, versus an historic cost of $19.80 million, for a gain of $45.62 million. The transfer of the Company’s 37% interest in Projects 1 and 3 into Maseve was accounted for as a reorganization of an existing business and was transferred into Maseve at book cost.

In exchange for its 18.5% of Project 2 the Company effectively received a 17.75% interest in Maseve. The Company also received a 37% interest in exchange for its share of Projects 1 and 3, bringing its holdings in Maseve to 54.75%. Wesizwe received a 45.25 % initial interest in Maseve.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the three months ended November 30, 2011

The Company consolidated the financial statements of Maseve from the effective date of the reorganization. The portion of Maseve not owned by the Company, calculated at $32.71 million at November 30, 2011, is accounted for as a non-controlling interest.

iii.	Exercise of Maseve Subscription Right

Under the terms of the Consolidation Transaction, the Company was entitled to subscribe for a further 19.25% interest in Maseve for subscriptions in the amount of approx. $59 million (R 408.81 million). The Company exercised this right in January 2011, thereby increasing its shareholding to 74%. The subscription funds are held in escrow for application towards Wesizwe’s capital requirements for Projects 1 and 3. These funds are classified as restricted cash. As of November 30, 2011, the balance of restricted cash is $41,990,822. For every $74 spent on project requirements in Maseve, $26 can be removed from the restricted cash to cover Wesizwe’s share of costs.

iv.	Other financial information - Project 1

At November 30, 2011, the Company recorded an asset retirement obligation of $579,769 (August 31, 2011 - $645,369) based on the degree of surface disturbance. As of November 30, 2011, the Company has posted $1.94 million (August 31, 2011 - $2.16 million) as performance bonds in South Africa against reclamation work, approximately $1.86 million (August 31, 2011 - $2.07 million) of which is posted against work on Project 1.

6.	EXPLORATION AND EVALUATION PROPERTIES

The Company has exploration projects in Canada and South Africa. The total capitalized exploration and evaluation expenditures are as follows:

	Nov 30, 2011	Aug 31, 2011	Sept 1, 2010
Canada	$ 4,325,328	$ 3,710,224	$ 2,324,540
South Africa	$ 6,315,192	$ 7,018,510	$ 7,243,483
Total exploration	$ 10,640,520	$ 10,728,734	$ 9,568,023

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the three months ended November 30, 2011

REPUBLIC OF SOUTH AFRICA

SOUTH AFRICA
	Nov 30, 2011	Aug 31, 2011	Sept 1, 2010

Project 3 -see note 5.a	$3,892,952	$4,333,430	$4,476,119

Sable
Acquisition costs	$9,602	$10,688	$3,497
Exploration and evaluation costs	872,817	797,419	86,800
Recoveries	(883,797)	(759,748)	(43,398)
Total Sable	$(1,377)	$48,360	$46,899

Tweespalk
Acquisition costs	$79,296	$80,054	$82,121
Exploration and evaluation costs	781,276	869,676	894,931
Recoveries	(194,484)	(216,489)	(223,618)
Total Tweespalk	$666,088	$733,240	$753,434

War Springs
Acquisition costs	$145,934	$153,664	$158,097
Exploration and evaluation costs	4,129,475	4,588,154	4,103,275
Recoveries	(2,571,451)	(2,862,404)	(2,317,676)
Total Warsprings	$1,703,958	$1,879,414	$1,943,697

Waterberg
Acquisition costs	$10,660	$11,631	$12,014
Exploration and evaluation costs	1,102,285	885,881	576,874
Recoveries	(1,070,545)	(885,881)	(576,874)
Total Waterberg	$42,400	$11,631	$12,014

Other	$11,171	$12,435	$11,319

Total South Africa Exploration	$6,315,192	$7,018,510	$7,243,483

Sable

During 2009, the Company acquired by application prospecting permits in South Africa which became the Sable Joint Venture project area on the Western Limb of the Bushveld Complex, west of Pretoria. The project is under agreement to a Black Economic Empowerment group for a 26% interest and Sable Platinum Mining (Pty) Limited (“Sable Platinum”) as to a 51% interest in exchange for Sable Platinum funding approximately $6.0 million (R 42.0 million) in work on the project. The Company is the operator of the project. Total expenditures incurred by Sable Platinum to November 30, 2011 amounted to approximately $0.90 million.

Tweespalk and War Springs

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg. The Company can settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare. The Company pays annual prospecting fees to the vendors of US$3.25 per hectare. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million.

Black Economic Empowerment groups Africa Wide, a subsidiary of Wesizwe Platinum Ltd. and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest. Africa Wide also has a 30% participating interest in the Tweespalk property.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the three months ended November 30, 2011

On March 5, 2009 the Company announced an agreement with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”), an incorporated administrative institution of the Government of Japan, whereby JOGMEC may earn up to a 35% interest in the Company’s rights to the War Springs project for an optional work commitment of US$10 million over 5 years. Total expenditures incurred by JOGMEC to November 30, 2011 amounted to approximately R 20.5 million ($2.6 million at November 30, 2011) (August 31, 2011 – R 20 million). In August 2011, JOGMEC notified the Company that it would not fund additional work on the project. JOGMEC retains no interest in the project and the Company is considering future exploration programs or possible sale of the project.

Waterberg

Since September 2009 and into 2011, the Company was granted several adjacent prospecting rights for a 137 square kilometre area named the Waterberg Project north of the known North Limb of the Bushveld Complex. In October 2009, the Company entered an agreement with JOGMEC and Mnombo Wethu Consultants CC (“Mnombo”) whereby JOGMEC may earn up to a 37% interest in the Waterberg project for an optional work commitment of $3.1 million (US$3.2 million) over 4 years, while at the same time in exchange for matching JOGMEC’s expenditures on a 26/74 basis, Mnombo may earn a 26% interest in the project. In November 2011 the Company agreed to acquire a direct 49.9% interest in Mnombo. The Company will pay Mnombo R 1.2 million (US$150,000) and has agreed to fund Mnombo’s 26% share of costs on the Waterberg Project to feasibility. The Company will therefore hold 37% of Waterberg directly and a further 12.97 % indirectly, through Mnombo, for a total effective project interest of 49.97% . Total expenditures incurred by JOGMEC to November 30, 2011 amounted to approximately R 8.5 million ($1.07 million at November 30, 2011).

CANADA

CANADA

Properties	Nov 30, 2011	Aug 31, 2011	Sept 1, 2010

Ontario
Acquisition costs	$1,269,993	$1,264,417	$1,004,403
Exploration and evaluation costs	2,856,022	2,358,391	1,320,137
Total Ontario	$4,126,015	$3,622,808	$2,324,540

Providence
Acquisition costs	$78,216	$78,216	$-
Exploration and evaluation costs	121,097	9,200	-
Total Providence	$199,313	$87,416	$-

Total Canada Exploration	$4,325,328	$3,710,224	$2,324,540

Thunder Bay

The Company maintains a large mineral rights position in the Lac des Iles area north of Thunder Bay, Ontario. These holdings include 100% interests in the Lac Des Iles River and Shelby Lake properties and are all subject to a 2.0% NSR royalty. In most cases, the Company may buy back one half of the NSR.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the three months ended November 30, 2011

Bark Lake

On February 10, 2011 the Company acquired a right to earn up to a 75% interest in Benton Resources Corp’s ("Benton") Bark Lake, Ontario platinum-palladium project, comprised of 19 mineral claims totaling 3,884 hectares located approximately 120 km west of Thunder Bay, Ontario. To earn a 70% interest the Company must make staged option payments of $145,000 in cash ($35,000 paid) and 215,000 shares (nil issued to date) and complete $1,625,000 in exploration over a 7 year period. As of November 30, 2011, the Company has spent $318,501 towards exploration. The Company may earn a further 5% (75% total) by completing a pre-feasibility study. The Company is reviewing exploration results to date and will decide in the second fiscal quarter whether or not it will to proceed with this property.

Providence

In September 2011, the Company purchased the Providence Nickel, Copper, Cobalt and Platinum Group Metals property located in the Northwest Territories from Arctic Star Exploration (Arctic Star) for a payment of $50,000 and a 1.0% NSR royalty. The claims that comprise the Providence property will be brought to lease once a crown survey has been completed in 2012 at an estimated cost of $100,000. An extension has been granted by the Northwest Territories Mining Recorder for the completion of the survey of the claims to lease until September 28, 2012. To date the first year lease payment and application fees have been paid. Total acquisition costs were $78,216.

Camp facilities and an associated Land Use Permit have also been purchased for an additional $20,000 from Arctic Star. The Company has re-activated its corporate registration in the Northwest Territories and the land use permit associated with the camp and exploration work has been transferred into the Company’s name. As part of the transfer, a security deposit of $26,740 was issued to the Aboriginal Affairs and Northern Development Canada.

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

7.	ASSETS HELD FOR SALE

During 2008, the Company acquired two rock winders at a cost of R 16.6 million (approx. $2.3 million). After the purchase, mine designs excluded the use of shafts and winders. During the year ended August 31, 2010 the Company sold one winder for US $1.28 million (approx. $1.3 million). The second winder continues to be held for sale.

8.	ASSET RETIREMENT OBLIGATION

There was no material change in the net present value of total asset retirement obligations (”ARO”) during the period. At November 30, 2011 the ARO is estimated at $579,769 (August 31, 2011 – $645,369), based on a total future liability of approximately R 8.0 million (August 31, 2011 – R 8.0 million). These payments are expected to be made at the end of the mine life. A discount rate of 7.96% and an inflation rate of 5.3% were used to calculate the present value of the asset retirement obligation.

Balance, Sept 1, 2010	$-
New estimated future obligation	645,369
Balance, August 31, 2011	645,369
Foreign exchange (loss) gain	(65,600)
Balance, November 30, 2011	$579,769

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the three months ended November 30, 2011

9.	SHARE CAPITAL

(a)	Authorized

Unlimited common shares without par value

(b)	Issued and outstanding

At November 30, 2011, there were 177,584,542 shares outstanding.

During the three months ended November 30, 2011, there were no changes in the Company’s issued and outstanding shares.

(c)	Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Stock options granted to certain employees, directors and officers of the Company vest on average at an amount of 25% per six month period, while others vest immediately.

The following tables summarize the Company’s outstanding stock options:

		Weighted
	Number	Average	Number
	Outstanding at	Remaining	Exercisable at
Exercise	November 30,	Contractual	November 30,
Price	2011	Life (Years)	2011
1.30	4,154,000	5.00	4,154,000
1.40	972,000	2.45	972,000
1.60	1,037,000	1.88	1,037,000
2.05	4,134,000	4.46	4,059,000
2.10	2,762,500	3.99	2,762,500
2.20	50,000	4.02	50,000
2.30	100,000	2.17	25,000
2.36	250,000	2.11	100,000
2.41	100,000	4.21	100,000
2.57	840,000	0.43	840,000
4.15	150,000	0.90	150,000
4.40	705,000	0.90	705,000
	15,254,500	2.38	14,954,500

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the three months ended November 30, 2011

The weighted average exercise price of the exercisable options at year end was $1.95.

		Average
	Number	Exercise
	of Shares	Price
Options outstanding at August 31, 2010	5,000,500	2.28
Granted	7,691,500	2.04
Exercised	(936,500)	1.56
Forfeited	(505,000)	2.71
Options outstanding at August 31, 2011	11,250,500	2.19
Granted	4,154,000	1.30
Forfeited	(150,000)	1.67
Options outstanding at Novemver 30, 2011	15,254,500	$1.95

During the three months ended November 30, 2011, the Company granted 4,154,000 stock options (November 30, 2010 – 2,952,500). The Company recorded $3,022,016 ($1,910,219 expensed and $1,111,797 capitalized to mineral properties) of compensation expense relating to stock options vested in this period (November 30, 2010 - $3,519,948 expensed and $188,400 capitalized to mineral properties).

The Company uses the Black-Scholes model to determine the grant date fair value of stock options granted. The following weighted average assumptions were used in valuing stock options granted during the three months ended November 30, 2011:

Risk-free interest rate	1.46%
Expected life of options	3.5
Annualized volatility	84%
Forfeiture rate	3.00%
Dividend rate	0.00%

10.	RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)

During the quarter, $140,985 (November. 30, 2010 - $147,605) was paid to non-independent directors for salary, consulting and bonus. At November 30, 2011, $2,801 was included in accounts payable (November 30, 2010 - $35,290) and $16,500 was included in accounts receivable (November 30, 2010 - Nil).

(b)

During the quarter, $25,000 (November 30, 2010 - $6,000) was paid to independent directors for directors fees and services. At November 30, 2011, $25,000 was included in accounts payable (November. 30, 2010 - Nil).

(c)

During the quarter the Company accrued or received payments of $25,500 (November. 30, 2010 - $25,500) from West Kirkland Mining Inc. (“WKM”), a company with three directors in common, for administrative services. Amounts receivable at the end of the year includes an amount of $ 54,582 (November. 30, 2010 - $35,164).

(d)

During the quarter the Company accrued or received payments of $49,500 (November. 30, 2010 - $25,500, 2009 - $Nil) from Nextraction Energy Corp. (“NE”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period includes an amount of $47,604 (November. 30, 2010 – $20,530).

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the three months ended November 30, 2011

(e)

The Company has an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a director in common. During the quarter ended November 30, 2011 the Company accrued or paid Anthem $22,022 under the office lease agreement (November. 30, 2010 - $21,382).

(f)	At the end of the quarter, amounts receivable includes $348,499 from Wesizwe.

All amounts in amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.

These transactions are in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by the noted parties.

11.	CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $340,000 to August 31, 2015. The Company also has commitments for Project 1 related insurance coverage totaling approximately $200,000 over the next 3 years.

The Company’s project operating subsidiary, Maseve, has entered into a long term electricity supply agreement with South African power utility, Eskom. Under the agreement the Company was provided with a 1.5MVA temporary power supply in July 2011 and is to be provided with a 10 MVA construction power supply in mid calendar 2012 and a total 40 MVA production power supply in late calendar 2013 in exchange for connection fees and guarantees totaling Rand 142.22 million ($17.84 million at November 30, 2011) to fiscal 2014. The Company has paid R 51.71 million ($6.50 million at November 30, 2011), therefore R 90.51 million ($11.36 million at November 30, 2011) of the commitment remains outstanding.

For the fiscal years ending on August 31, the aggregate commitments are as follows:

August 31, 2012	$7,887,808
August 31, 2013	3,949,396
August 31, 2014	172,460
August 31, 2015	68,420
August 31, 2016	15,296
$12,093,379

12.	SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital

	Three months	Three months
	ended	ended
	Nov 30, 2011	Nov 30, 2010
Amounts receivable	$(1,411,146)	$598,523
Accounts payable and other	3,107,835	99,300
	$1,696,689	$697,823

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the three months ended November 30, 2011

13.	SEGMENTED REPORTING

The Company operates in one operating segment, that being exploration and development of mineral properties. Segmented information presented on a geographic basis follows:

Assets

	November 30,	August 31,	September 1,
	2011	2011	2010

Canada	$22,007,682	$36,527,037	$5,822,102
South Africa	235,376,412	244,260,046	120,572,632
	$257,384,094	$280,787,083	$126,394,734

Substantially all of the Company’s capital expenditures are made in the South African geographical segment, however the Company also has exploration properties in Canada.

Results of Operations

	Three months	Three months
	ended	ended
	Nov. 30, 2011	Nov. 30, 2010
Canada	$(2,582,502)	$(3,911,154)
South Africa	(2,737,528)	(424,055)
	$(5,320,030)	$(4,335,209)

14.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As outlined in note 2, Basis of Presentation and Principles of Consolidation, the Company adopted IFRS on September 1, 2011 with a transition date of September 1, 2010. Under IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to accumulated deficit unless certain exemptions are applied. IFRS provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adopters.

Set forth below are the IFRS 1 applicable exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS.

IFRS exemption options

Business combinations

IFRS 1 permits the Company to apply IFRS 3 Business Combinations on a prospective basis only from the transition date. Therefore, the Company will not restate past business combinations to comply with IFRS 3, where control was obtained before the transition date.

Currency translation differences

Retrospective application of IFRS would require the Company to determine cumulative currency translation differences in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date a subsidiary or equity method investee was formed or acquired. IFRS 1 permits cumulative currency translation gains and losses to be reset to zero at the Transition

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the three months ended November 30, 2011

Date. The Company elected to reset all cumulative currency translation gains and losses to zero in opening retained earnings at its transition date. This election will result in a reversal of historical and cumulative translation adjustment of $2.2 million on transition.

Statement of Cash Flows

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company.

Reconciliations

The accounting policies set out in these interim consolidated financial statements have been applied for the three months ended November 30, 2011, for the year ended August 31, 2011, and in the preparation of an opening IFRS balance sheet at September 1, 2010.

In preparing its opening IFRS balance sheet, the Company has adjusted amounts reported previously in accordance with its previous basis of accounting (Canadian GAAP). An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s statement of financial position and income statement is set out in the following tables and accompanying notes.

The September 1, 2010 Canadian GAAP consolidated balance sheet has been reconciled to IFRS as follows:

		IFRS
	CGAAP	Adjustments	IFRS	Notes
Current Assets
Cash and cash equivalents	$2,366,136	$-	$2,366,136
Amounts receivable	1,270,548	-	1,270,548
Prepaid expenses and other assets	69,382	-	69,382
Assets held for sale	951,928	52,924	1,004,852	(a)
	4,657,994	52,924	4,710,918
Non- Current Assets
Performance bonds	160,376	-	160,376
Exploration and evaluation assets	116,026,514	(106,458,491)	9,568,023	(a, c, d)
Property, plant and equipment	6,146,119	105,809,298	111,955,417	(a, b, d)
	122,333,009	(649,193)	121,683,816

	$126,991,003	$(596 ,269)	$126,394,734
Current Liabilities
Accounts payable and accruals	$2,270,008	$-	$2,270,008
	2,270,008	-	2,270,008
Non-current Liabilities
Deferred income taxes	21,822,522	(6,336,590)	15,485,932	(b)
Total Liabilities	24,092,530	(6,336,590)	17,755,940

Share Capital	91,794,123	-	91,794,123
Contributed surplus	10,929,202	-	10,929,202
Accumulated other comprehensive income	(3,415,608)	3,415,608	-	(e)
Deficit	(7,558,726)	2,324,713	(5,234,013)	(a, c, e)
Total shareholders' equity attributable to shareholders of the Company	91,748,991	5,740,321	97,489,312
Non- Controlling Interest	11,149,482	-	11,149,482
Total Shareholders'equity	102,898,473	5,740,321	108,638,794

	$126,991,003	$(596,269)	$126,394,734

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the three months ended November 30, 2011

The November 30, 2010 Canadian GAAP consolidated balance sheet has been reconciled to IFRS as follow:

		IFRS
	CGAAP	Adjustments	IFRS	Notes
Current Assets
Cash and cash equivalents	$144,521,772	$-	$144,521,772
Amounts receivable	651,655	-	651,655
Prepaids expenses	47,594	-	47,594
Assets held for sale	951,928	56,406	1,008,334	(a)
	146,172,949	56,406	146,229,355
Non-Current Assets
Performance bonds	160,932		160,932
Exploration and evaluation assets	117,031,500	(105,479,912)	11,551,588	(a, c, d)
Property, plant and equipment	6,170,790	105,233,284	111,404,074	(a, b,d)
	123,363,222	(246,628)	123,116,594

	$269,536,171	$(190,222)	$269,345,949

Current Liabilities
Accounts payable and accruals	$1,874,971	$-	$1,874,971
	1,874,971	-	1,874,971
Non-current Liabilities
Deferred income taxes	21,822,522	(6,282,931)	15,539,591	(b)

Total Liabilities	23,697,493	(6,282,931)	17,414,562

Share Capital	236,971,081	-	236,971,081
Contributed surplus	12,729,817	-	12,729,817
Accumulated other comprehensive income	(3,415,608)	3,764,693	349,085	(a, e)
Retained earnings (deficit)	(11,897,237)	2,328,016	(9,569,221)	(a, c, e)
Total shareholders' equity attributable to shareholders of the Company	234,388,053	6,092,709	240,480,762
Non-Controlling Interest	11,450,625	-	11,450,625
Total Shareholders'equity	245,838,678	6,092,709	251,931,387

	$269,536,171	$(190,222)	$269,345,949

The Canadian GAAP statement of comprehensive loss for the three months ended November 30, 2010 has been reconciled to IFRS as follows:

		IFRS
	CGAAP	Adjustments	IFRS	Notes
EXPENSES
General and administrative	$1,228,255	$-	$1,228,255
Foreign exchange gain	(185,950)	(3,302)	(189,252)	(a)
Stock compensation expense	3,519,948	-	3,519,948
Amortization	20,436	-	20,436
	(4,582,689)	3,302	(4,579,387)
Less interest earned	164,937	-	164,937
Loss for the period before other items	(4,417,752)	3,302	(4,414,450)
Other items:
Gain on sale of fixed assets	3,941	-	3,941
(Loss) Income for the period before income taxes	$(4,413,811)	$3,302	$(4,410,509)

Future income tax expense	75,300	-	75,300
(Loss) Income for the period	$(4,338,511)	$3,302	$(4,335,209)

Other comprehensive (loss) income
Foreign Currency translation reserve adjustment	-	349,085	349,085	(a)
Comprehensive (loss) income for the period	$(4,338,511)	$352,387	$(3,986,124)

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the three months ended November 30, 2011

The August 31, 2011 Canadian GAAP consolidated balance sheet has been reconciled to IFRS as follow:

		IFRS
	CGAAP	Adjustments	IFRS	Notes

Current Assets
Cash and cash equivalents	64,118,931	-	64,118,931
Amounts receivable	1,845,113	-	1,845,113
Other assets	109,595	-	109,595
	66,073,639	-	66,073,639
Non-Current Assets
Restricted cash	47,719,829	-	47,719,829
Non- current prepaid expenses	2,598,273	-	2,598,273
Assets held for sale	951,928	20,891	972,819	(a)
Performance bonds	2,161,698	-	2,161,698
Exploration and evaluation assets	146,379,119	(135,651,085)	10,728,034	(a, c, d)
Property, plant and equipment	20,828,635	129,704,156	150,532,791	(a, b, d)
	220,639,482	(5,926,038)	214,713,444

	286,713,121	(5,926,038)	280,787,083

Current Liabilities
Accounts payables and accruals	5,982,055	-	5,982,055
	5,982,055	-	5,982,055
Non-current Liabilities
Deferred income taxes	21,452,794	(8,541,301)	12,911,493	(b)
Asset retirement obligation	645,369	-	645,369
Total Liabiliaties	28,080,218	(8,541,301)	19,538,917

Shareholders' Equity

Share Capital	256,312,632	-	256,312,632
Other reserves	-	(20,221,500)	(20,221,500)	(f)
Contributed surplus	13,816,233	-	13,816,233
Accumulated other comprehensive income	(3,415,608)	(3,034,126)	(6,449,734)	(a, e)
Deficit	(19,775,652)	5,649,389	(14,126,263)	(a, c, e)
Total shareholders' equity attributable to shareholders of the Company	246,937,605	(17,606,237)	229,331,368
Non- Controlling Interest	11,695,298	20,221,500	31,916,798	(f)
Total shareholders' equity	258,632,903	2,615,263	261,248,166

	286,713,121	(5,926,038)	280,787,083

The Canadian GAAP statement of comprehensive loss for the year ended August 31, 2011 has been reconciled to IFRS as follows:

		IFRS
	CGAAP	Adjustments	IFRS	Notes
EXPENSES
General and administrative	$6,528,017	$-	$6,528,017
Foreign exchange (gain) loss	3,336,991	(3,324,675)	12,316	(a)
Stock compensation expense	6,910,305	-	6,910,305
Amortization	262,245	-	262,245
	(17,037,558)	3,324,675	(13,712,883)
Less finance income	3,785,298		3,785,298
(Loss) Income for the year (before income taxes)	(13,252,260)	3,324,675	(9,927,585)

Income tax expense	(487,263)	-	(487,263)
Future income tax recovery	2,068,413	-	2,068,413
(Loss) income for the year	(11,671,110)	3,324,675	(8,346,435)
Income attributable to non- controlling interest	545,816	-	545,816
Net loss attributable to the stockholders of Platinum Group Metals Ltd.	(12,216,926)	3,324,675	(8,892,251)

Other comprehensive loss
Foreign currency translation reserve	-	(6,443,775)	(6,443,775)	(a)
Comprehensive loss for the year	$(12,216,926)	$(3,119,100)	$(15,336,026)

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the three months ended November 30, 2011

a) Foreign currency translation

The Company’s South African subsidiaries have the South African Rand as their functional currency. Under Canadian GAAP for integrated foreign operations, only monetary items were translated to Canadian dollars at the end of each reporting period at the period end exchange rate. However under IFRS, all assets and liabilities of a foreign subsidiary with a functional currency different from the parent’s presentation currency are converted to the parent’s presentation currency at the period end rate with the resulting foreign exchange differences recorded in other comprehensive income.

Under Canadian GAAP, the South African subsidiaries were considered to be integrated operations, which effectively mean the entities had Canadian functional currencies. Under IFRS, these South African subsidiaries are considered to have the Rand as their functional currency. As a result, the foreign exchange gain or loss on the intercompany loan to the foreign subsidiaries which is considered the parent company’s net investment in a foreign operation is recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment. Under CGAAP, the gain or loss was recognized in the profit or loss.

b) Deferred Income Taxes

Under Canadian GAAP, deferred income taxes were recognized following the acquisition of various assets. Under IFRS (IAS21.22(b)) deferred income taxes are not recognized on temporary differences that arise from transactions other than a business combination that at the time of the transaction affected neither the taxable nor accounting profit or loss. As a result of this difference a decrease to the deferred income tax liability and a corresponding decrease to the carrying value of property plant and equipment for 56 million Rand has been made on transition and is applied to all periods.

c) Pre-exploration costs

Under IFRS, expenditures that are capitalized before the company has the legal right to explore the specific property must be expensed. CGAAP does not have the same restriction; therefore an adjustment is required on transition to expense pre-exploration costs which were capitalized under CGAAP. This accounting policy change will result in an increase to deficit and a corresponding decrease in the carrying value of resource properties on transition.

d) Reclassification of Project 1 asset

Under Canadian GAAP, all capitalized and deferred costs were classified as mineral properties. Under IFRS, the Project 1 deferred costs have been reclassified under Property, Plant and Equipment.

e) Currency translation differences

This adjustment results from the application of the IFRS 1 election which permits cumulative currency translation gains and losses to be reset to zero at the Transition Date.

f) Non-controlling interest

At the date of transition, the accounting requirement for non-controlling interests differed under IFRS. Under IFRS changes in ownership interest where control is maintained are recorded through equity.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the three months ended November 30, 2011

15.	SUBSEQUENT EVENTS

The following events occurred subsequent to quarter end. These events and other non-material subsequent events may be mentioned elsewhere in these financial statements:

  On January 3, 2012, the Company granted 100,000 incentive stock options at a price of $1.20 per share to an employee;

  On January 16, 2012, 775,000 stock options expired without exercise.